SIERCHIO GRECO & GRECO, LLP

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720 FIFTH AVENUE

NEW YORK, NEW YORK 10019

TELEPHONE (212) 246-3030

FACSIMILE (212) 246-2225

December 23, 2005

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Edward M. Kelly, Senior Counsel

Mail Stop: 6010

Re:

Octillion Corp.: Pre Effective Amendment No. 3 (filed December 23, 2005) to the Registration Statement on Form SB-2 filed on August 30, 2005 (File No.  333-127953)

We have been authorized by the Company to submit the following responses on its behalf to your letter of December 21, 2005 (the  “December 21st  Letter”).  The numbered responses are keyed sequentially to the numbered paragraphs in the December 21st Letter.  All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in Pre Effective Amendment No. 3 to the Form SB-2 as filed on December 23, 2005. Page references are to the marked copy of the prospectus as set forth in Amendment No. 3 as marked, unless otherwise indicated.

Experts

1.

The requested disclosure has been made. Please refer to page  52. The requested disclosure was not in the original filing nor was it in Amendment no. 1.

Exhibit 23.2

2.

The consent now refers to amendment no. 3 and is dated December 23, 2005.

Exhibit 23.4

3.

The consent now refers only to the October 16, 2001 report.

We hope that you find the foregoing responsive to the Staff’s comments. The Company appreciates your prompt attention to this filing.

Very truly yours,

Joseph Sierchio

cc.

Octillion Corp.

Attention: Terri DuMoulin